Mail Stop 4561
Via fax: 315-331-3547

April 14, 2010

Barry Gilbert
Chairman & CEO
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

> **Re:** **IEC Electronics Corp.**
> **Form 10-K for the Year Ended September 30, 2009**
> **Filed on November 13, 2009**
> **File No. 001-34376**

Dear Mr. Gilbert:

We have reviewed your response letter dated March 25, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 11, 2010.

Form 10-K for the Year Ended September 30, 2009

Business, page 6

1.   We note your response to our prior comment 1 and your arguments as to why disclosing the name of your significant customer(s) is not meaningful to an investor. Your response does not appropriately address the requirements of Regulation S-K as you failed to explain why the loss of such customer(s) would not have a material adverse effect on the company as a whole. Accordingly, it appears you should revise to disclose the name of any customer and its relationship to the company or its subsidiaries, if sales to the customer are equal to or greater than 10% of your consolidated revenues pursuant to item101(c)(1)(vii) of Regulation S-K.

Barry Gilbert
IEC Electronics, Corp.
April 14, 2010
Page 2

2.   Your response to prior comment 1 indicates that in future Form 10-Qs and 10-Ks
          you will disclose the identity of the industry of your major customers along with the
          concentration of revenues by industry. We note the management presentations
          included in your Form 8-K filings also includes a discussion of sales growth,
          number of new customers and new contracts by market segment. Tell us how you
          considered including similar disclosures in MD&A to further enhance your results
          of operations discussion. We refer you to Item 303 of Regulation S-K and Section
          II.B of SEC Release 34-48960.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and your
response to our comments.

        You may contact Robert Benton, Staff Accountant at (202) 551-3804 or the
undersigned at (202) 551-3499 if you have any questions regarding the above comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief